Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-177217

PROSPECTUS

SWS Group, Inc.

UP TO 17,391,304 SHARES

OF COMMON STOCK

The selling stockholders named in this prospectus may use this prospectus to offer and sell, from time to time, up to 17,391,304 shares of our common stock issuable upon the exercise of warrants. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. This prospectus does not cover the issuance of any shares of our common stock by us to the selling stockholders.

We are registering the offer and sale of shares of our common stock to satisfy registration rights we have granted to the selling stockholders. Except for discounts, selling commissions and stock transfer taxes applicable to the sale of the shares of our common stock, we have agreed to pay the expenses incurred in connection with the registration of the shares covered by this prospectus.

The selling stockholders may sell the shares of our common stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling stockholders may sell the shares to or through underwriters, brokers or dealers, directly to purchasers or through agents designated from time to time, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of shares or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold. If underwriters or broker-dealers are involved in the sale of any shares of our common stock covered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol “SWS.” On November 28, 2011, the closing price of our common stock on the NYSE was $5.59.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Deposit Insurance Fund or any other governmental agency.

The date of this prospectus is November 29, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement or amendment. We have not, and the selling stockholders have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any applicable prospectus supplement or amendment is accurate only as of the date on its cover page and that any information that is incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders referred to in this prospectus may offer and sell from time to time up to 17,391,304 shares of our common stock.

Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling stockholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling shares of our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

PROSPECTUS SUMMARY

This summary highlights information about this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors” in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

Unless otherwise specified or required by context, references to “we,” “us,” “our,” “SWS” and the “company” in this prospectus mean SWS Group, Inc. collectively with all of its subsidiaries, and references to “SWS Group” in this prospectus mean solely SWS Group, Inc. as a single entity. References to “selling stockholders” refer to those persons or entities listed under the heading “Selling Stockholders” in this prospectus or any prospectus supplement thereto, which may sell shares from time to time as described in this prospectus.

SWS Group, Inc.

We are a diversified financial services holding company focused on delivering a broad range of investment banking, commercial banking and related financial services to individual, corporate and institutional investors, broker-dealers, governmental entities and financial intermediaries. We are the largest full-service brokerage firm headquartered in the Southwestern United States (based on the number of financial advisors).

We operate through four segments grouped primarily by products, services and customer base: clearing, retail, institutional and banking.

Clearing. We provide clearing and execution services for other broker-dealers (predominantly on a fully disclosed basis). Our clientele includes general securities broker-dealers and firms specializing in high volume trading. We currently support a wide range of clearing clients, including discount and full-service brokerage firms, direct access firms, registered investment advisors and institutional firms. In addition to clearing trades, we tailor our services to meet the specific needs of our clearing clients (“correspondents”) and offer such products and services as recordkeeping, trade reporting, accounting, general back-office support, securities and margin lending, reorganization assistance and custody of securities.

Revenues in this segment are generated primarily through transaction charges to our correspondent firms for clearing their trades. Revenue is also earned from various fees and other processing charges as well as through net interest earnings on correspondent customer balances.

Retail. We offer retail securities products and services (equities, mutual funds and fixed income products), insurance products and managed accounts through the activities of our employee registered representatives and our independent contractors. As a securities broker, we extend margin credit on a secured basis to our retail customers in order to facilitate securities transactions. This segment generates revenue primarily through commissions charged on securities transactions, fees from managed accounts and the sale of insurance products as well as net interest income from retail customer balances.

Institutional. We serve institutional customers in the areas of securities borrowing and lending, municipal finance, investment banking, fixed income sales and equity trading. Our securities lending business includes borrowing and lending securities for other broker-dealers, lending institutions, and our own clearing and retail operations. Our municipal finance professionals assist public bodies in originating, syndicating and distributing securities of municipalities and political subdivisions. Our corporate finance professionals arrange and evaluate mergers and acquisitions, conduct private placements and participate in public offerings of securities with institutional and individual investors, assist clients with raising capital, and provide other consulting and advisory services.

Our fixed income sales and trading group specializes in trading and underwriting U.S. government and agency bonds, corporate bonds, mortgage-backed, asset-backed and commercial mortgage-backed securities and structured products. The clients of our fixed income group include corporations, insurance companies, banks, mutual funds, money managers and other institutions. Our equity trading department focuses on providing the best execution for equity and option orders for clients. We also execute institutional portfolio trades and are a market maker in a limited number of listed securities.

Revenues in the institutional segment are derived from the net interest spread on stock loan transactions, commission and trading income from fixed income and equity products and investment banking fees from corporate and municipal securities transactions.

Banking. We offer traditional banking products and services. We specialize in two primary areas, business banking and mortgage purchase. Our focus in business banking includes small business lending. We originate the majority of our loans internally and we believe this business model helps us build more valuable relationships with our customers. Our mortgage purchase division purchases participations in newly originated residential loans from various mortgage bankers nationwide. Southwest Securities, FSB (the “Bank”) earns substantially all of its revenues on the spread between the rates charged to customers on loans and the rates paid to depositors. Our banking operations are currently restricted by and subject to the Order to Cease and Desist, Order No. WN-11-003, effective on February 4, 2011 (the “Order”) with the Office of Thrift Supervision (the “OTS”) and the Office of the Comptroller of the Currency (the “OCC”). For more information on the Order, see Note 27 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 24, 2011.

SWS Group is a Delaware corporation and was incorporated in 1972. Our principal executive offices are located at 1201 Elm Street, Suite 3500, Dallas, Texas 75270. Our telephone number is (214) 859-1800 and our website is www.swsgroupinc.com. We do not intend for information contained on our website to be part of this registration statement. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room.

The Offering

Shares of our common stock offered by the selling stockholders	Up to 17,391,304 shares of our common stock

Selling stockholders	All of the shares of our common stock are being offered by the selling stockholders named herein. See “Selling Stockholders” for more information on the selling stockholders.

Use of proceeds	We will not receive any proceeds from sales of the shares of our common stock by the selling stockholders.

Plan of distribution	The selling stockholders named in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer or sell the shares of our common stock from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may resell the shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions. For additional information on the methods of sale that may be used by the selling stockholders, see “Plan of Distribution.”

NYSE symbol	SWS

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and any applicable prospectus supplement or amendment, and in the documents we incorporate by reference in this prospectus before you decide to purchase shares of our common stock. In particular, you should consider carefully the risks described in “Part I – Item 1A. Risk Factors” contained in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus in its entirety, as updated by the additional risks and uncertainties set forth in other filings we make with the SEC which are incorporated by reference in this prospectus or any prospectus supplement. Any of the risks and uncertainties set forth therein could materially and adversely affect our business, operating results, prospects or financial condition, which in turn could materially and adversely affect the trading price of our common stock. As a result, you could lose part or all of your investment. Moreover, the risks described therein are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are generally identified by words such as “anticipate,” “believe,” “budget,” “could,” “estimate,” “indicate,” “intend,” “expect,” “may,” “objective,” “plan,” “possibly,” “probably,” “project,” “should,” “target” or “will” or other variations or similar words.

The forward-looking statements contained and incorporated by reference in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may not materialize or prove to be accurate. Management cautions that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure you that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements as a result of certain risks, new information, future events or otherwise, some of which are outside of our control. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	the interest rate environment;

•	the volume of trading in securities;

•	the liquidity in capital markets;

•	the volatility and general level of securities prices and interest rates;

•	the ability to meet regulatory capital requirements administered by federal agencies, including without limitation, those established by the Order with the OTS and the OCC;

•	the level of customer margin loan activity and the size of customer account balances;

•	the demand for housing in Texas and New Mexico and the national market;

•	the credit-worthiness of our correspondents, counterparties in securities lending transactions and of our banking and margin customers;

•	the demand for investment banking services;

•	general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;

•	the value of collateral securing the loans we hold;

•	competitive conditions in each of our business segments;

•	changes in accounting, tax and regulatory compliance requirements;

•	changes in federal, state, and local taxes;

•	the ability to attract and retain key personnel;

•	the availability of credit lines;

•	the potential misconduct or errors on the part of employees or third parties with whom we conduct business;

•	the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and

•	the potential for litigation and other regulatory liability.

Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:

•	variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, or other market variables;

•	variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and

•	unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.

These forward-looking statements are based on our current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. All forward-looking statements speak only as of the date on which they are made. We caution you not to place undue reliance on these forward looking-statements. Except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectation with regard thereto or any change in events or circumstances on which any statement is based.

USE OF PROCEEDS

We will not receive any proceeds from sales of the shares of our common stock by the selling stockholders. All of the net proceeds from sales of the shares of our common stock will be retained by the selling stockholders. We will only receive proceeds in this offering if we issue shares of our common stock to the selling stockholders upon the exercise of the warrants. We will receive up to approximately $100 million from the exercise of the warrants. Any proceeds we receive from the exercise of warrants will be used to repay indebtedness under the Credit Agreement (as defined herein) which accrues interest at a rate of 8% per annum and matures on July 28, 2016, and for general corporate purposes.

SELLING STOCKHOLDERS

On March 20, 2011, we entered into a Funding Agreement (the “Funding Agreement”) with Hilltop Holdings Inc. (“Hilltop”), Oak Hill Capital Partners III, L.P. (“OHCP”) and Oak Hill Capital Management Partners III, L.P. (“OHCMP” and, together with OHCP, “Oak Hill” and, collectively with Hilltop, the “Investors”).

As contemplated by the Funding Agreement, on July 29, 2011, we entered into a Credit Agreement (the “Credit Agreement”) with the Investors that provided for a five-year, non-convertible, unsecured term loan of $100.0 million in the aggregate. Loans under the Credit Agreement accrue interest at a rate of 8% per annum, and the Credit Agreement matures on July 28, 2016. We are required to pay interest four times a year as well as principal under the Credit Agreement. As of November 25, 2011, we had borrowed an aggregate of $100.0 million in principal under the Credit Agreement and paid no principal and $1.4 million in interest. In addition, in connection with the transactions contemplated by the Credit Agreement, we paid the Investors $1.0 million as reimbursement for due diligence expenses and legal fees. The following table summarizes the payments made to the Investors.

	Hilltop	Oak Hill
Reimbursement of due diligence expenses and legal fees	$500,000	$500,000
Payments of interest as of November 25, 2011	$677,778	$677,778

In connection with the Funding Agreement and the loans made by the Investors under the Credit Agreement, on July 29, 2011, we issued a warrant to Hilltop to purchase up to 8,695,652 shares of our common stock (and in certain cases, shares of Non-Voting Perpetual Participating Preferred Stock, Series A, par value $1.00 per share (the “Series A Preferred Stock”)), a warrant to OHCP to purchase up to 8,419,148 shares of our common stock (and in certain cases, shares of Series A Preferred Stock) and a warrant to OHCMP to purchase up to 276,504 shares of our common stock (and in certain cases, shares of Series A Preferred Stock). For each of Hilltop and Oak Hill, the warrants represent an approximately 17% equity interest in us as of November 25, 2011 (assuming that each Investor exercised its warrant in full). Upon the exercise of the warrants, we would only issue shares of Series A Preferred Stock if it would be necessary to prevent an Investor from owning or being deemed to own shares of our common stock in excess of either (i) 24.9% of any class of our securities or (ii) such level that the Investor reasonably determines would prevent them being deemed to control us for purposes of certain federal banking laws and regulations that are specified in the warrants.

On July 29, 2011, we also entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Investors to provide the Investors with certain rights with respect to our common stock that may be issued upon the exercise of the warrants or upon the conversion of shares of Series A Preferred Stock if a holder exercises its warrants for shares of Series A Preferred Stock instead of our common stock, including certain preemptive rights and registration rights. Pursuant to the Investor Rights Agreement, each Investor was granted the right to designate one representative to our board of directors for so long as that Investor continues to beneficially own 9.9% of our outstanding common stock. Effective July 29, 2011, our board of directors appointed Mr. Gerald J. Ford and Mr. J. Taylor Crandall to serve as directors and the designated representatives of Hilltop and Oak Hill, respectively.

In addition, under the Investor Rights Agreement each Investor is granted the right to appoint an observer to attend all meetings of our board of directors for so long as that Investor continues to beneficially own 4.9% of our outstanding common stock. Effective July 29, 2011, Hilltop designated Mr. Jeremy Ford and Oak Hill designated Mr. Scott Kauffman, respectively, to serve as their observers.

The following table sets forth certain information as of November 25, 2011, concerning the shares of our common stock that may be offered from time to time by each selling stockholder identified below pursuant to this prospectus. The information contained in the following table is based on information provided by or on behalf of the selling stockholders. We believe, based on the information provided by or on behalf of the selling stockholders that except as otherwise indicated in the footnotes to the table below, each selling stockholder has sole voting and dispositive power with respect to the shares of our common stock reported as beneficially owned by them. For purposes of the tables below, we have assumed that after termination of the offering, none of the shares offered by this prospectus will be held by the selling stockholders.

Except as described herein or under the heading “Transactions with Related Persons” in the Definitive Proxy Statement on Schedule 14A incorporated by reference herein, none of the selling stockholders identified below nor any of their respective affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or had any other material relationship with us during the past three years.

Name	Common Stock Beneficially Owned Prior to the Offering	Common Stock That May Be Offered Hereby (1)	Common Stock Beneficially Owned After the Offering (2)	Percentage of Outstanding Common Stock Beneficially Owned After the Offering (2)(3)
Hilltop Holdings Inc. (4)	10,171,039	8,695,652	1,475,387	3.0%
Oak Hill Capital Partners III, L.P. (5)	8,419,148	8,419,148	0	0
Oak Hill Capital Management Partners III, L.P. (6)	276,504	276,504	0	0

(1)	Represents shares of our common stock that the selling stockholders may acquire by exercising the warrants. Registration of the shares of common stock does not mean that all or any portion of these shares will be offered or sold by the selling stockholders pursuant to this prospectus.

(2)	Assumes that the selling stockholders sell all of the shares of our common stock covered by this prospectus.

(3)	Computed based on 32,605,973 shares of our common stock outstanding as of November 25, 2011, plus the number of shares of common stock that may be offered hereby. Percentage ownership has been calculated in accordance with Rule 13d-3 under the Exchange Act.

(4)	Messrs. Rhodes R. Bobbitt, W. Joris Brinkerhoff, Charles R. Cummings, Gerald J. Ford, Jeremy B. Ford, J. Markham Green, Jess T. Hay, William T. Hill Jr., W. Robert Nichols, III, C. Clifton Robinson, Kenneth D. Russell and Carl B. Webb serve as the directors of Hilltop and share voting and dispositive power over the shares of our common stock beneficially owned by Hilltop. Messrs. Jeremy B. Ford, Corey G. Prestidge and Darren Parmenter serve as executive officers of Hilltop and also share voting and dispositive power over the shares of our common stock beneficially owned by Hilltop.

(5)	OHCP GenPar III, L.P. (“OHCP GP”), a Cayman Islands limited partnership is the general partner of OHCP. OHCP MGP Partners III, L.P. (“OHCP MGP”), a Cayman Islands limited partnership, is the general partner of OHCP GP. OHCP MGP III, Ltd. (“OHCP MGP III”), a Cayman Islands limited partnership is the general partner of OHCP MGP. An investment committee of the board of directors of OHCP MGP III makes investment decisions with respect to the shares of our common stock beneficially owned by OHCP and shares voting and dispositive power over the shares of our common stock beneficially owned by OHCP. The members of the board of directors are Messrs. J. Taylor Crandall, Steven Gruber and Denis Nayden. In addition, Messrs. J. Taylor Crandall, Steven Gruber, Denis Nayden, John Fant, Kevin Levy, Ray Pinson, Shawn Hessing and John Monsky serve as the executive officers of OHCP MGP III and share voting and dispositive power over the shares of our common stock beneficially owned by OHCP.

(6)	OHCP GP is the general partner of OHCMP. OHCP MGP is the general partner of OHCP GP. OHCP MGP III is the general partner of OHCP MGP. An investment committee of the board of directors of OHCP MGP III makes investment decisions with respect to the shares of our common stock beneficially owned by OHCMP and shares voting and dispositive power over the shares of our common stock beneficially owned by OHCMP. The members of the board of directors are Messrs. J. Taylor Crandall, Steven Gruber and Denis Nayden. In addition, Messrs. J. Taylor Crandall, Steven Gruber, Denis Nayden, John Fant, Kevin Levy, Ray Pinson, Shawn Hessing and John Monsky serve as the executive officers of OHCP MGP III and share voting and dispositive power over the shares of our common stock beneficially owned by OHCMP.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling stockholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests. In all cases, the selling stockholders will act independently of us in making decisions with respect to the timing, manner, size and price of each sale.

Each selling stockholder may, from time to time, sell any or all of the shares of our common stock on any stock exchange, market or trading facility on which the shares are listed or quoted at the time of sale or in private transactions. The sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or negotiated prices. A selling stockholder may use any one or more of the following methods when selling the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades (which may involve crosses) in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers, including institutional investors;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Sales Through Broker-Dealers

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2440; and in the case of a principal transaction, a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of shares of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock shortly after the effective date of the registration statement of which this prospectus is a part and deliver shares registered hereby to close out their short positions and to return borrowed shares in connection with such short sales, or loan or pledge the securities to broker-dealers that in turn may sell these shares. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of our common stock offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders and any broker-dealers or agents that are involved in selling the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of our common stock. In no event shall any broker-dealer receive fees, commission and markups which, in the aggregate would exceed eight percent (8%).

General Information

We are required to pay all expenses incurred in effecting the registration of the shares of our common stock hereunder. We have also agreed to indemnify the selling stockholders against any and all losses, joint or several, arising out of or based upon: (i) any untrue statement or alleged untrue statement of material fact contained in this registration statement, including any preliminary prospectus or final prospectus contained herein or any amendments or supplements thereto or any documents incorporated herein by reference or contained in any free writing prospectus prepared by us or authorized by us in writing for use by a selling stockholder; or (ii) any omission to state therein a material fact required to be stated therein or necessary to make the statements herein, in light of the circumstances under which they were made, not misleading.

Shares of our common stock are listed on the NYSE. We and the selling stockholders cannot assure you that there will continue to be a market for the shares.

In addition, any shares of our common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

We have agreed to keep this prospectus effective until such time as there are no shares of our common stock remaining because either (i) the shares have been sold pursuant to an effective registration statement under the Securities Act, (ii) the shares have ceased to be outstanding, or (iii) the shares have been sold in a private transaction in which the transferor’s rights are not assigned to the transferee of the securities.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of our common stock may not simultaneously engage in market making activities with respect to the securities for the applicable restricted period, as defined in Regulation M under the Exchange Act, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares by the selling stockholders or any other person.

DESCRIPTION OF CAPITAL STOCK

The following summary contains a brief description of the material terms of our capital stock and the description is subject to, and is qualified in its entirety by reference to, the provisions of our restated certificate of incorporation, restated by-laws and certificate of designations, which have been filed as exhibits to our registration statement of which this prospectus is a part. As used in this section, the terms “we,” “us” and “our” refer to SWS Group, Inc. and not to any of its subsidiaries.

General

Our authorized capital stock consists of 60,000,000 shares of our common stock, par value $0.10 per share, and 100,000 shares of preferred stock, par value $1.00 per share, issuable in one or more series, with such dividend rates, liquidation preferences, redemption, conversion and voting rights and such further designations, powers, preferences, rights, limitations and restrictions as may be fixed and determined by our board of directors, all without action of our stockholders. As of November 25, 2011, 32,605,973 shares of our common stock and no shares of preferred stock were outstanding.

Common Stock

Subject to the preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to our stockholders. Since our common stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all the directors of SWS Group and, in that event, the holders of the remaining shares will not be able to elect any directors. The holders of our common stock are entitled to participate fully in dividends, if any are declared by the board of directors out of legally available funds, and in the distribution of assets in the event of liquidation. However, the payment of any dividends and the distribution of assets to holders of our common stock are and will be subject to any prior rights of outstanding shares of our preferred stock. We have historically paid regular quarterly cash dividends on our common stock. However, our board of directors determined not to pay a cash dividend on our common stock for our most recent fiscal quarter. The Credit Agreement allows the payment by us of quarterly dividends in the amount of $0.01 per share, provided that there exists no Default or Event of Default under the Credit Agreement (as such terms are defined in the Credit Agreement). The holders of our common stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. Our common stock is not assessable.

Preferred Stock

As of November 25, 2011, we had one authorized series of preferred stock, our Non-Voting Perpetual Participating Preferred Stock, Series A, par value $1.00 per share. Our board of directors may establish, without stockholder approval, one or more additional series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our board of directors may designate. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances.

The issuance of shares of an additional series of preferred stock, or the issuance of rights to purchase such shares, could be used by an incumbent board of directors to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Alternatively, such an issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. The issuance of shares of an additional series of preferred stock could adversely affect the voting power of our common stockholders. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Although the board of directors is required to make any determination to issue shares of an additional series of preferred stock based on its judgment as to the best interests of the stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which our securities are traded.

Series A Preferred Stock

At a special meeting held on March 17, 2011, our board of directors authorized the creation and designation of the Series A Preferred Stock. The Certificate of Designations creating the Series A Preferred Stock was filed and became effective on July 29, 2011. The primary reason for establishing the Series A Preferred Stock was to allow us to satisfy a warrantholder’s exercise of its warrant, if the application of regulatory ownership limits prevent the issuance of the full number of shares of our common stock issuable upon the exercise of the warrant.

Number; Ranking. The number of authorized shares of the Series A Preferred Stock is 17,400, subject to antidilution adjustments. The Series A Preferred Stock ranks (i) on parity with our common stock and each class or series of our equity securities unless the terms of that class or series of equity securities expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of us and (ii) senior to each other class or series of capital stock outstanding or established after the creation of the Series A Preferred Stock by us the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, winding-up and dissolution of us.

Dividends. The holders of shares of Series A Preferred Stock are entitled to participate equally and ratably with the holders of shares of our common stock in all dividends and distributions paid (whether in the form of cash, stock, other assets or otherwise) on our common stock as if immediately prior to the applicable record date, the shares of Series A Preferred Stock then outstanding were converted into shares of our common stock; provided, however, if the dividend is of additional shares of our common stock, the holders of shares of Series A Preferred Stock shall be paid in additional shares of Series A Preferred Stock.

Liquidation Preference. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of shares of Series A Preferred Stock at that time are entitled to receive liquidation distributions in an amount per share, equal to the amount that of the liquidating distributions such holders would have received had such holders, immediately prior to the liquidation, dissolution or winding-up, converted their shares of Series A Preferred Stock into shares of our common stock.

In addition, the holders of shares of Series A Preferred Stock are entitled to receive an amount equal to any declared but unpaid dividends thereon to and including the date of such liquidation, out of assets available for distribution to our stockholders, before any distribution of assets is made to the holders of any class or series of capital stock outstanding ranking junior to the Series A Preferred Stock. In the event that the assets available for distribution to stockholders upon our liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all outstanding shares of Series A Preferred Stock and any class or series of capital stock ranking on parity with the Series A Preferred Stock, the holders of shares of Series A Preferred Stock and holders of parity securities will share ratably in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be entitled.

For purposes of the liquidation preference, our consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into us, or the sale of all or substantially all of our property and business will not constitute our liquidation, dissolution or winding-up.

Redemption; Preemptive Rights. The shares of Series A Preferred Stock are not redeemable, and are not subject to any preemptive rights, mandatory redemption rights, sinking fund provisions or other similar provisions.

Maturity. The shares of Series A Preferred Stock are perpetual unless converted in accordance with the Certificate of Designations.

Voting Rights. Except as indicated below or otherwise required by law, the holders of shares of Series A Preferred Stock do not have any voting rights.

Limited Voting Rights. So long as shares of Series A Preferred Stock are outstanding, the vote or consent of the holders of two-thirds of the shares of Series A Preferred Stock at the time outstanding voting as a single class is required prior to: (i) effecting any amendment or alteration of the restated certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Company’s capital stock ranking prior or senior to the Series A Preferred Stock in the payment of dividends or in the distribution of asset on any liquidation, dissolution or winding-up of the Company or (ii) any amendment, alteration or repeal (including by means of a merger, consolidation or otherwise) of any provision of the restated certificate of incorporation or the restated by-laws that would alter or change the rights, preferences or privileges of the Series A Preferred Stock so as to adversely affect the holders thereof. For these limited voting rights, each holder of shares of Series A Preferred Stock will have one vote per share on any matter on which the holders of shares of Series A Preferred Stock are entitled to vote, including any action by written consent as long as all outstanding shares of Series A Preferred Stock have not been converted into shares of our common stock at or prior to the effective time of the act with respect to which such vote would otherwise be required.

Conversion. Effective as of the close of business on the date of the consummation of the transfer by a holder of shares of Series A Preferred Stock to a non-affiliate in a widely dispersed offering, each of the shares of Series A Preferred Stock held by the holder will automatically convert into shares of our common stock at a conversion ratio of 1,000 shares of our common stock for each share of Series A Preferred Stock, subject to antidilution adjustments, plus cash in lieu of fractional shares. A widely dispersed offering consists of either (i) a widespread public distribution, (ii) a transfer in which no transferee (or group of associated transferees) would receive more than 2% of any class of our voting securities or (iii) a transfer to a transferee that would control more than 50% of our voting securities.

Notwithstanding the foregoing, a holder of shares of Series A Preferred Stock will be entitled to receive shares of our common stock upon any conversion of Series A Preferred Stock to the extent, and only to the extent, that at such time the holder does not own, and is not deemed for applicable bank regulatory purposes to own, securities in excess of 24.9% of any class of our voting securities outstanding at such time.

Reorganization Event. In the event of any consolidation or merger of us, or any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets, or any reclassification of our common stock into securities including securities other than our common stock, or any statutory exchange of the outstanding shares of our common stock for securities of another person (any such event, referred to as a “reorganization event”), each share of Series A Preferred Stock outstanding shall remain outstanding but each holder of the shares of Series A Preferred Stock shall have the right, at its option, to convert any or all of such holder’s shares of Series A Preferred Stock into the type and amount of securities, cash and other property receivable in such reorganization event by the holder (excluding the counterparty to the reorganization event or its affiliate) in respect of each such share of Series A Preferred Stock equal to the number of shares of our common stock into which one share of Series A Preferred Stock would then be convertible. If the reorganization event involves our common stock as all or part of the consideration being offered in a fixed exchange ratio transaction, the fair market value of such stock will be determined by reference to the average of the closing price of our common stock for the ten trading day period ending immediately prior to the consummation of the reorganization event.

If the holders of shares of our common stock have the opportunity to elect the form of consideration to be received in connection with a reorganization event, then the holders of Series A Preferred Stock will receive the type and amount of consideration received by the majority of the holders of shares of our common stock that affirmatively make an election.

We shall not enter into any agreement for a transaction constituting a reorganization event unless such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Stock into the consideration that the holder thereof would receive in respect of such Series A Preferred Stock if it had been converted to our common stock immediately prior to the reorganization event.

Antidilution Adjustments. The conversion ratio of the Series A Preferred Stock is also subject to customary antidilution adjustments, which will be made (subject to certain exceptions) in the event that we:

•	pay stock dividends or other distributions on our common stock in shares of our common stock;

•	subdivide, split or combine the shares of our common stock;

•

subject to certain exceptions and limitations, issue to all or substantially all holders of our shares of our common stock, rights or warrants entitling them to purchase our common stock at less than the then current market price;

•

distribute to all or substantially all holders of our common stock evidence of indebtedness, shares of capital stock, securities, cash or other assets (other than stock dividends, certain stock purchase rights and certain other transactions);

•

make a cash distribution to all holders of our common stock, other than (i) cash dividends to the extent a corresponding dividend is paid on the Series A Preferred Stock, (ii) cash distributed in a reorganization event or spin-off, (iii) any dividend or distribution in connection with our liquidation, dissolution or winding-up, and (iv) in connection with a tender or exchange offer by us or any of our subsidiaries;

•

complete a tender or exchange offer for our common stock where the consideration exceeds the closing price per share of our common stock on the trading day immediately succeeding the expiration of the tender or exchange offer; and

•

to the extent that we have a rights plan in effect with respect to our common stock on the date of conversion, and subject to certain exceptions and limitations, upon conversion of any shares of the Series A Preferred Stock, holders will receive, in addition to the shares of our common stock, the rights under the rights plan.

Business Combinations under Delaware Law

We are a Delaware corporation and are governed by Section 203 of the Delaware General Corporation Law. Generally, Section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time the person becomes an interested stockholder. These restrictions do not apply if:

•	before the person becomes an interested stockholder, our board of directors approves either the business combination or the transaction which results in the person becoming an interested stockholder;

•

upon completion of the transaction which results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

following the transaction which results in the person becomes an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of a least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Anti-takeover Effects of Provisions of Our Restated Certificate of Incorporation and Restated By-laws

Our restated certificate of incorporation, as amended, and our restated by-laws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of us, including proposals that a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Removal of Directors

Any director may be removed from office, with or without cause, only by the affirmative vote of a majority of the then outstanding shares entitled to vote for an election of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare; 350 Indiana Street, Suite 750; Golden, Colorado 80401.

LEGAL MATTERS

The validity of the offered shares of our common stock and other matters in connection with any offering of the shares will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we file with the SEC pursuant to Sections l3(a), l3(c), 14 or l5(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering:

•	Our Annual Report on Form 10-K for the year ended June 24, 2011, as filed with the SEC on September 2, 2011;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed with the SEC on November 9, 2011;

•	Our Current Report on Form 8-K, as filed with the SEC on August 1, 2011;

•	Our Current Report on Form 8-K, as filed with the SEC on August 25, 2011;

•	Our Current Report on Form 8-K, as filed with the SEC on August 30, 2011;

•	Our Current Report on Form 8-K, as filed with the SEC on October 4, 2011;

•	Our Current Report on Form 8-K, as filed with the SEC on November 22, 2011; and

•

The description of our common stock, which is contained in our registration statement on Form 8-A, filed with the SEC on September 19, 1997, as updated or amended in any amendment or report filed for such purpose.

All filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) shall also be deemed to be incorporated by reference into the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be read and copied at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We make available free of charge on or through our website at www.swsgroupinc.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC. Information on our website is not incorporated by reference in this prospectus and is not a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than an exhibit to these filings, unless we have specifically incorporated that exhibit by reference in this prospectus). You should direct any requests for copies to:

SWS Group, Inc.

1201 Elm Street, Suite 3500

Dallas, TX 75270

Attention: Corporate Secretary

(214) 859-1800

SWS Group, Inc.

UP TO 17,391,304

SHARES OF COMMON STOCK

PROSPECTUS